Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Stephen M. Wurzburg

tel:+1.650.233.4538

steve.wurzburg@pillsburylaw.com

VIA EDGAR

January 23, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attn:	Christian Windsor, Branch Chief

Robert Arzonetti, Esq., Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Re:	Roan Holdings Group Co., Ltd.

Annual Report on Form 20-F

Filed May 15, 2023

File No. 001-36664

Ladies and Gentlemen:

On behalf of Roan Holdings Group Co., Ltd.. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated December 22, 2023 (the “Comment Letter”), relating to the Registrant’s Annual Report on Form 20-F, filed May 15, 2023 (the “Annual Report”).

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Annual Report. Page numbers refer to page numbers in the Annual Report.

U.S. Securities and Exchange Commission

January 23, 2024

Roan Holdings Group Co., Ltd. (“Roan”), is a BVI corporation. It is a holding company for several operating companies which are all located in the PRC (“OpCos”). The OpCos are majority or wholly-owned directly or indirectly by Roan. In this letter , we will use Roan to refer to Roan as the holding company, OpCos to refer to the OpCos, and the Roan Group to refer to Roan and the OpCos combined.

We would note that as to the first two comments in the Comment Letter, the Staff requested revisions to the Annual Report. In respect of the SEC prior comment letter of August 28, 2023, per our subsequent telephone calls, it was agreed that we would describe proposed revisions to the Staff but not amend the Annual Report until the Staff had had the opportunity to further comment upon the proposed revisions. Unless we hear otherwise from you this week, we will assume that such process does not apply to the Comment Letter and we will plan to file our revised 20-F shortly thereafter.

Annual Report on Form 20-F filed May 15, 2023

General

1.	We note your response to comment 6 and reissue in full. Please disclose prominently early on in the annual report that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Explain whether your structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note that the reissued comment now focuses on risks related to the fact that Roan is not a PRC company but rather a BVI company with PRC OpCos rather than focusing on the risks associated with a VIE structure which Roan does not have, and we are responding accordingly.

We will insert new third, fourth, and fifth paragraphs under “CERTAIN INFORMATION” on page 1 reading as follows:

“Roan Holdings Group Co., Ltd., or Roan, is a BVI corporation which serves as a holding company for several operating companies, or OpCos, which are all located in the PRC. The OpCos are majority or wholly-owned directly or indirectly by Roan. In this Report, we will use Roan to refer to the BVI holding company, OpCos to refer to the OpCos, and the Roan Group to refer to Roan and the OpCos combined. Registrant will use the term “we” or “our” to refer to the activities of the Roan Group.

U.S. Securities and Exchange Commission

January 23, 2024

The OpCos historically desired to access international sources of equity financing and to have their equity trade on a market readily accessible internationally. Chinese law presently prohibits direct foreign investment in the OpCos, so to accomplish these objectives it was necessary to employ the structure of a holding company located outside of the PRC owning the OpCos, with its stock trading on a stock exchange outside the PRC. A BVI corporation was chosen as the domicile for the holding company for corporate governance and tax reasons and US markets were chosen for registration and trading of the securities.

As a result of the requirements of current PRC law, the stockholders of Roan may never directly own stock in the OpCos. In the future, PRC regulatory authorities could disallow our structure of a holding company located outside of the PRC owning the PRC OpCos, with its stock trading on a stock exchange outside the PRC. This could cause the value of our stock to decline or become worthless. Such and other risks involving our structure are described below under Item 3e, Risk Factors.”

We will add a new first risk factor under “Risks Related to Doing Business in China” reading as follows:

“We are a BVI holding company with PRC operating companies. In the future, PRC regulatory authorities could disallow such structure, which could cause the value of our stock to decline or become worthless.

Chinese law presently prohibits direct foreign investment in the OpCos, so to accomplish the objective of the OpCos to obtain access to international sources of equity financing and to have their equity trade on a market readily accessible internationally, it was necessary to employ the structure of a holding company located outside of the PRC owning the OpCos. A BVI corporation was chosen as the domicile for the holding company for corporate governance and tax reasons and US markets were chosen for registration and trading of the securities.

As a result of the requirements of current PRC law, the stockholders of Roan may never directly own stock in the OpCos. In the future, PRC regulatory authorities could disallow our structure of a holding company located outside of the PRC owning the PRC OpCos, with its stock trading on a stock exchange outside the PRC. This would likely result in our need to sell our OpCos or their assets and operations to a PRC company and in exchange to issue a combination of cash and debt to those of our stockholders who are then not eligible to own shares in a PRC entity. This could cause the value of our stock to decline or become worthless.”

2.	We note your response to comment 8 and reissue in part. We note that you state you will include the proposed disclosure on page 34 of the Form 20-F. Please revise your disclosure so that it will appear early on in the filing.

RESPONSE: We will relabel Risk Factors as Item 2e and we will insert the proposed disclosure as a new Item 2d entitled “Cash Transfers within the Roan Group and Dividends” rather than on page 34.

U.S. Securities and Exchange Commission

January 23, 2024

Risk factors

Risks Related to Doing Business in China, page 3

3.	We note that you include a number of risk factors related to the risks of doing business in China stemming from the control that the Chinese and Hong Kong governments can exert over most businesses, and financial services companies in particular. We also note recent statements by the Central Financial Work Conference in October, as well as policy documents published on December 1, 2023, which indicate that the primary function of the industry is to support the growth of China, as opposed to the pursuit of profits by individual firms. In your next 20-F, as well as any other relevant filing, add risk factor disclosure that addresses the impact of the control exerted by governmental agencies in China and Hong Kong that may require you to take actions that might not directly serve the interests of your shareholders.

RESPONSE: In our next 20-F, as well as any other relevant filing, we will add the following risk factor disclosure that addresses the impact of the control exerted by governmental agencies in China and Hong Kong that may require us to take actions that might not directly serve the interests of our shareholders.

“The PRC and Hong Kong governments pursue a policy that the financial industry’s primary function is to support the growth of the PRC real economy rather than to pursue profit by individual firms. This could adversely affect our business operations and market capitalization and the value of our stock.

PRC and Hong Kong governments are able to regulate and exert control over most businesses operating within their borders to a greater extent than many other countries, in particular with respect to financial services companies. Recent statements by the Central Financial Work Conference in October, 2023, as well as policy documents published on December 1, 2023, indicate that the primary function of the financial industry is to support the growth of the PRC real economy, as opposed to the pursuit of profit by individual firms. As a result, the PRC and/or Hong Kong governments could impose requirements or restrictions which further their perceived government interest which may be detrimental to our interest. These requirements or restrictions could mandate that we take actions that might not directly serve the interests of our shareholders and which could cause our revenue to decline, our expenses to increase, and/or the value of our business and our market capitalization to decline.”

Newly enacted Holding Foreign Companies Accountable Act, page 13

4.	We note your response to comment 3 and reissue in full. In your next 20-F, revise this risk factor to clarify that the original three year non-inspection period contemplated by the Holding Foreign Companies Accountable Act, was reduced to a two year period by the Consolidated Appropriations Act of 2023.

RESPONSE: In our next 20-F, we will revise the subject risk factor to clarify that the original three-year non-inspection period contemplated by the Holding Foreign Companies Accountable Act was reduced to a two-year period by the Consolidated Appropriations Act of 2023.

U.S. Securities and Exchange Commission

January 23, 2024

We have extended loans or purchased loans, page 17

5.	We note that you have extended loans to five third-party customers that, collectively account for $26 million, which represents almost half your assets as of the end of 2022. To the extent that these loans are secured by real estate, revise your disclosure to discuss the extent to which you are dependent on the value of real estate in China. Depending on your dependency on real estate to secure your loans, add a risk factor to address the current issues in the Chinese property market, including significant difficulties among both large and small property development firms, and the possible impact on the value of individual properties in China.

RESPONSE: As of December 31, 2022, the OpCos had extended approximately $26 million of interest-bearing loans to five third-party customers with balances of approximately $9.27 million, $6.12 million, $5.53 million, $4.95 million, and $0.14 million, respectively. The loans of approximately $6.12 million and $4.95 million were secured by accounts receivables of the customers while the other loans were unsecured. None of these loans was secured by real estate. Thus, it was erroneous for the Annual Report to state that these loans were collateralized by real estate. As a result, we will make the following edits to the Annual Report:

(a) on page 17, we will change “Approximately one-half of the aggregate outstanding loan balance is backed by the pledge of either real estate assets or trade receivables of the customers.” to “The Loans of two of the five customers aggregating approximately $11 million are secured by accounts receivable of the customers.”

(b) on page 67 we will delete the words “real estate assets or” from and change “customer’s” to “customers’” in the sentence reading: “Under the CECL methodology, the allowance for credit losses has two components. (1) individual specific valuation allowances based on historical loss experience, aging of loan receivables due [from] third parties and accounts receivable, valuation of real estate assets or customer’s trade receivables pledged to the Company and other qualitative risk factors both internal and external to the Company (2) a general valuation allowance based on estimate probability of default and loss given default rates in order to response the forward-looking economic scenarios.”

(c) on page F-31 in footnote 1 we will delete the words “real estate assets or” from the last sentences of both the first and second paragraphs.

As a result, we do not believe any additional disclosures related to the Chinese property market are necessary or appropriate.

*****

U.S. Securities and Exchange Commission

January 23, 2024

Please contact the undersigned at (650) 233-4538 or steve.wurzburg@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Annual Report, or if you require any additional information.

Thank you in advance for your attention to this matter.

Sincerely,

/s/ Stephen M. Wurzburg

cc. Zhiyong Tang